Exhibit 11.1

Effective on March 25, 2004

Established on March 24, 2004

Amended on: June 21, 2005

Amended on: April 28, 2006

Code of Ethics for Directors and Managing Officers

Clause 1	Purpose

This Code of Ethics sets forth standards that the Directors and Managing Officers of NTT DoCoMo, Inc. (the “Company”) must follow in performing their duties. All Directors and Managing Officers are to act in compliance with applicable rules and regulations and to act honestly and ethically.

Clause 2	Scope of Application

For purposes of this Code of Ethics, a Director or a Managing Officer is defined as a director or a corporate officer of the Company, a head of a major departmental section of the Company within the meaning set forth in the Corporation Law and any other head of a major organizational section as set forth in the Company’s organizational regulations. This Code of Ethics applies to all Directors and Managing Officers.

Clause 3	Conduct

A Director or a Managing Officer must, in performing his or her duties, always act honestly and ethically.

Clause 4	Compliance

A Director or a Managing Officer must comply with all Japanese and foreign laws, rules and regulations applicable to him or herself or to the Company and also with internal Company regulations (the “Laws and Regulations”).

Clause 5	Avoidance of Conflict of Interest

Prior to taking an action or engaging in a transaction that would give rise to or could possibly give rise to a conflict of interest, a Director or a Managing Officer must obtain prior approval of the Board of Directors in the case that he or she is a director, or the approval of a director in charge of corporate ethics in the case that he or she is a Director or a Managing Officer, but not a director. The director who is seeking approval pursuant to this Clause 5 cannot participate in the resolution to be made by the Board of Directors.

Clause 6	Full, Fair, Accurate, Timely and Appropriate Disclosure of Information

With regard to documents to be submitted to or otherwise disclosed to relevant government authorities or to stock exchanges where the Company’s shares are listed, a Director or a Managing Officer must work to make the disclosure full, fair and accurate and to make such disclosure at the appropriate time and in the appropriate manner.

6-2

In order to achieve the objectives mentioned in Clause 6-1, a Senior Officer who is President, Chief Financial Officer, Finance Department General Manager or a person performing similar duties as those of the aforementioned positions, must work to establish and maintain an internal control system with regard to preparation, management and disclosure of the Company’s financial information.

6-3

A Director or a Managing Officer must not make material misrepresentations or take actions that would lead to misconduct by other officers and employees and independent auditors who are preparing the Company’s financial statements.

Clause 7	Obligation to report and consult

Any Senior Officer who becomes aware of any violation of the Laws and Regulations by or of the existence of a conflict of interest (excluding those with clear prior approval received pursuant to Clause 5 above or pursuant to other rules of the Company) involving any of the Company’s officers or employees (including Senior Officers themselves), must promptly report it to the President or to a director in charge of corporate ethics.

7-2

When a Director or a Managing Officer cannot judge if the action taken by an officer or an employee (including Directors and Managing Officers themselves) is in violation of the Laws and Regulations or represents a conflict of interest, he or she is to consult with or ask for an investigation by the President or by a director in charge of corporate ethics. This also applies when it is not clear whether a violation or conflict of interest has occurred or not.

7-3

The President or the director in charge of corporate ethics who is consulted with or asked to investigate pursuant to Clause 7-2 is to instruct the compliance department and to confirm relevant facts promptly.

7-4

A Director or a Managing Officer can consult with or ask for an investigation to be taken by a compliance desk (an internal consultation desk set up within the Compliance Promotion Committee or an external consultation desk set up within a law firm commissioned by the Company) instead of making the consultation and investigation request referred to in Clause 7-2.

Clause 8	Compliance with the Code of Ethics

A Director or a Managing Officer must observe the Code of Ethics, demonstrating a deep understanding that compliance is an important management issue and that it forms the basis of management.

8-2

In a case where a Director or a Managing Officer is in violation of the Code of Ethics, the Company is to take appropriate action such as disciplinary or other measures (“disciplinary punishment”). If the individual in violation is a director or a corporate officer, the extent of disciplinary punishment is to be determined by the Board of Directors, and by the disciplinary committee when the individual is a Director or a Managing Officer other than a director or a corporate officer.

8-3

A Director or a Managing Officer who is subject to disciplinary punishment pursuant to Clause 8-2 cannot participate in the determination to be taken by the Board of Directors or the Disciplinary Committee.

Clause 9	Waiver of Applications

Waiver of application stated in this Code of Ethics shall be approved only by a resolution of the Board of Directors. If a waiver of application has been granted, the extent of the waiver and other information shall be appropriately disclosed in compliance with the Laws and Regulations.

Clause 10	Disclosure of Code of Ethics

This Code of Ethics shall be appropriately disclosed pursuant to the Laws and Regulations.

Clause 11	Amendments

Any amendments to this Code of Ethics shall be effected by a resolution of the Board of Directors.

Supplemental Provisions (as of March 24, 2004)

This Code shall be effective as from March 25, 2004.

Supplemental Provisions (as of June 21, 2005)

This Code shall be effective as from June 21, 2005.

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